UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

25 March 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom Corporation of New Zealand Limited’s Half Yearly Report for the period ended 31 December 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 25 March 2010	By:	/S/ CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    1

Introduction

From the CEO

Financial and operating performance in the six months to 31 December 2009 was very solid and we have met all enforceable Undertakings on operational separation.

Market conditions have become more competitive than ever and we continue to experience effects from the economic downturn. It was therefore pleasing to see adjusted EBITDA for the Q2 FY10 up 1.7% on the prior comparative period.

Guidance on full year Earnings Before Interest, Taxation and Amortisation (EBITDA), net earnings and capex were all maintained.

Over Q1 and Q2 we saw good progress on a range of fronts, including the addition of 60,000 customers in mobile, reduced fixed line churn and the success of our group-wide cost management programme.

We experienced growth on our new XT mobile network bringing the total connections to 467,000.

Although overall growth in the fixed broadband market is slowing, our Retail division successfully attracted 64% of new broadband customers during Q2. The total New Zealand market has now passed the 1,000,000 connection mark.

Ever-improving broadband speeds and quality in the New Zealand market are being driven largely by Chorus’ investments in fibre-to-the-node (FTTN), which are on track with 294 new fibre-fed cabinets rolled out in the quarter.

This trend is set to continue with Wholesale and International’s pilot investment in VDSL2 technology, which has been extended to a further 10 exchanges and which delivers super fast broadband up to 40 m/bits per second.

In tough market conditions for corporate IT spend, Gen-i has continued to be very successful in selling network, IT and mobility solutions. EBITDA growth was strong in Q2 and it was pleasing to see margins in IT solutions continue to rise.

AAPT had strong new sales in Business and Wholesale, alongside continued reduction in churn, all contributing to another solid EBITDA result and confirming the robust turnaround of this business to profitability.

2    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

From the CEO

The period since the quarter ended has been busy, too. We unfortunately faced some significant outages with the XT mobile network, particularly a affecting customers in the southern half of New Zealand during January and February.

The response has been swift and wide-ranging and includes capacity upgrades, improved operations management and the installation of more reliable software, all designed to strengthen the reliability and resilience of the network.

I have also commissioned an independent review of the design and operation of the XT mobile network, which is well under way.

On 29 January 2010 Telecom made two detailed submissions on the invitation to participate in the Government’s Ultra-fast Broadband plans. One submission is fully compliant with the Crown’s preferred commercial model and the other offers an alternative commercial model.

The alternative model focuses on the development of a national network, using Telecom’s FTTN programme as the logical springboard for fibre-to-the-home. It leverages Chorus’ expertise and minimises waste and duplication while aligning the incentives and investment plans of the Government and our shareholders to deliver the best outcome for New Zealand.

We are ready and open to discuss these or other proposals that are in the best interests of New Zealand and our shareholders.

These proposals underline the contribution a prosperous, customer-focused Telecom can and will keep making to the success of New Zealand and New Zealanders.

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    3

Performance

Overview of group results

A break down of reported group results is shown in the table below.

	SIX MONTHS ENDED 31 DECEMBER (NZ$M)
	2009	2008	CHANGE %
Operating revenue and other gains	2,671	2,858	(6.5)
Expenses	(1,799)	(2,075)	(13.3)
Adjusting items	—	(101)	NM
EBITDA	872	783	11.4
Adjusted EBITDA	872	884	(1.4)
Depreciation and amortisation	(510)	(435)	17.2
Net earnings	243	163	49.1
Adjusted net earnings	243	254	(4.3)
Adjusted diluted EPS (cents)	13	13	—

Operating revenues and other gains totalled $2,671 million in the first half (H1 FY10), compared to $2,858 million in the six months ended 31 December 2008 (H1 FY09), with the decline of $187 million being mainly in AAPT, Gen-i, Retail and Wholesale.

Expenses for H1 FY10 decreased by 13.3% when compared to the prior period. Within this decrease, labour costs of $457 million were $11 million lower than H1 FY09 as a result of reduced headcount. Intercarrier costs reduced by $145 million to $493 million due to lower volumes of calls and more favourable commercial terms agreed with another operator.

Adjusting items of $101 million in H1 FY09 comprised $33 million of the impairment of GSM mobile equipment relating to the decision to upgrade to W850 mobile technology, and a $68 million write-o of goodwill relating to PowerTel.

The resulting EBITDA of $872 million was a 1.4% decline in H1 FY10 when compared to H1 FY09 adjusted EBITDA of $884 million. Depreciation and amortisation increased, as expected, by 17% to $510 million due to a higher asset base, primarily driven by the launch of XT in Q4 FY09.

Adjusted net earnings of $243 million were 4.3% lower than H1 FY09 reflecting the decline in EBITDA and increased depreciation and amortisation charge, offset by lower interest costs and a reduction in tax expense, primarily due to changes to New Zealand’s tax legislation which gave rise to a $43 million tax benefit in H1 FY10.

4    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Overview

Business unit performance

Telecom’s business units are Chorus, Retail, Wholesale & International, Gen-i, and AAPT, supported by a Corporate unit and a Technology and Shared Services unit (‘T&SS’).

The results by business unit incorporate internal trading as required by Telecom’s operational separation Undertakings. Telecom has implemented Full Cost Apportionment (‘FCA’) with effect from 1 July 2009, with restated comparative information. More details of the FCA allocations are included in the transcript of the Q1 FY10 results, which is available at: http://investor.telecom.co.nz.

These FCA adjustments have had no impact on the overall results of the Group.

Analysis of revenue and adjusted EBITDA by business unit

	REVENUE			ADJUSTED EBITDA
	SIX MONTHS ENDED 31 DECEMBER			SIX MONTHS ENDED 31 DECEMBER
	2009 $M	2008 $M	CHANGE %	2009 $M	2008 $M	CHANGE %
Chorus	511	504	1.4	374	372	0.5
Wholesale & International	649	694	(6.5)	123	122	0.8
Retail	1,053	1,085	(2.9)	173	196	(11.7)
Gen-i	716	771	(7.1)	100	112	(10.7)
AAPT	570	654	(12.8)	66	51	29.4
T&SS	322	310	3.9	—	(1)	NM
Corporate	108	95	13.7	36	32	12.5
Eliminations	(1,258)	(1,255)	0.2	—	—	—
	2,671	2,858	(6.5)	872	884	(1.4)

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    5

Performance

Chorus

At 31 December 2009, 970,000 customers were able to access fixed line broadband at speeds of 10Mbps or higher. Although market growth slowed, total connections reached 1 million.

Chorus launched an advertising campaign to help customers understand how our fibre-to-the-node programme extends the reach of Telecom’s network and offers faster broadband.

By the end of the half year Chorus had unbundled 76 exchanges and TelstraClear had launched UCLL-based services, bringing the number of UCLL customers to six.

In the next half year Chorus will continue work on the Government’s Ultra-fast Broadband initiative – a plan to work with partners to accelerate roll-out of ultra-fast broadband.

Key financials

•

Operating revenues increased by 1.4% to $511 million in H1 FY10 when compared to the prior comparative period, due to growth in local service and other operating revenues. Internal revenues were largely at.

•	UCLL revenues increased in H1 FY10 compared to H1 FY09, but were partially offset by lower subdivision-related revenues and the slow down of the New Zealand economy.

•	Other operating revenues increased by $6 million to $14 million in H1 FY10 mainly because of disposal of surplus copper. UCLL co-location and backhaul service revenues were largely at.

•

Internal access revenue declined as access lines shifted from Retail and Wholesale to external customers and because of declines in internal field services revenue. These were offset by growth in co-location and backhaul revenues largely driven by additional FTTN cabinets.

6    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Chorus

•	Operating expenses increased by 3.8% to $137 million in H1 FY10 compared to H1 FY09.

•	Labour expenses in H1 FY10 decreased by $1 million to $10 million when compared to H1 FY09. This is consistent with steady overall FTE numbers.

•

Other operating expenses increased by $3 million in H1 FY10 when compared to the prior comparative period. Maintenance costs increased due to service company transition-related expenses; these were partially offset by lower provisioning costs because of lower demand and lower electricity prices.

•	Internal expenses increased by $3 million in H1 FY10 due to an increase in allocation of costs from other Telecom business units and Corporate.

	SIX MONTHS ENDED 31 DECEMBER
	2009 $M	2008 $M	CHANGE %
Operating revenues
Local service	9	7	28.6
Other operating revenue	14	8	75.0
Internal revenue	488	489	(0.2)

	511	504	1.4

Operating expenses
Labour	10	11	(9.1)
Other operating expenses	107	104	2.9
Internal expenses	20	17	17.6

	137	132	3.8

EBITDA	374	372	0.5
FTE - Permanent	213	180	18.3
FTE - Contractors	11	44	(75.0)
FTE - Total	224	224	—

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    7

Performance

Wholesale & International

We continued our VDSL2 pilot adding another 10 exchanges. VDSL2 delivers super fast broadband for streaming, interactive gaming and video.

Substantial system and process enhancements included new fault management and test tools to help improve services for our customers. Enhanced Unbundled Bitstream Access (‘UBA’) services were also delivered. UBA allows providers to offer own-branded internet-grade broadband services.

Focus for the next half year will be on harnessing key growth opportunities in the ethernet and mobile backhaul markets as well as maintaining our cost-out programme.

Key financials

•	Revenue decreased by 6.5% to $649 million in H1 FY10.

•

Increases in local service revenues reflect the growth in fixed access lines, which increased by 19.7%, or 352,000 lines, in the year to 31 December 2009. Calling revenues decreased by 30.9% in H1 FY10 to $125 million primarily because of lower international carrier services revenues, as well as the impact of a strong NZD on USD-denominated revenues.

•	Interconnection revenues decreased by 4.5% to $64 million in H1 FY10, due to a decrease in mobile termination rates and a decline in fixed to mobile traffic.

•	Data revenue increased by 17.1% to $48 million in H1 FY10 due to business growth and new customers.

•

Internal revenue decreased by 5.1% in H1 FY10 to $260 million, primarily due to a market-based reduction in internal pricing of international internet carriage, partially o set by increased demand for broadband and data inputs.

•	Operating expenses decreased by 8.0% in H1 FY10 to $526 million when compared to the prior comparative period.

•

Labour costs flattened as increases in Wholesale FTE due to business growth and operational separation were o set by decreases in International’s costs, reflecting lower FTE and favourable foreign exchange impacts on the conversion of offshore payroll costs.

•	Intercarrier costs decreased by 27.2% to $195 million in H1 FY10 due to a strong NZD on USD-denominated costs and lower international voice volumes.

8    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Wholesale & International

•	Other operating expenses decreased by 15.4% to $22 million in H1 FY10 due to higher MVNO customer acquisition costs in the comparative period and cost savings in International in the current period.

•

Internal expenses increased by 12.0% to $280 million in H1 FY10 due to higher Chorus charges from volume growth in Wholesale’s products using Chorus’ inputs and increases in Chorus co-location and backhaul costs arising from the roll out of more FTTN cabinets.

•

EBITDA increased by 0.8% to $123 million in H1 FY10 when compared to the prior comparative period. International EBITDA increased by 27.8% in H1 FY10, while Wholesale EBITDA decreased by 7.2% when compared with the prior comparative period.

	SIX MONTHS ENDED 31 DECEMBER
	2009 $M	2008 $M	CHANGE %
Operating revenues
Local service	93	76	22.4
Calling	125	181	(30.9)
Interconnection	64	67	(4.5)
Mobile	4	3	33.3
Data	48	41	17.1
Broadband and internet	42	41	2.4
Other operating revenue	13	11	18.2
Internal revenue	260	274	(5.1)

	649	694	(6.5)

Operating expenses
Labour	29	28	3.6
Intercarrier costs	195	268	(27.2)
Other operating expenses	22	26	(15.4)
Internal expenses	280	250	12.0

	526	572	(8.0)

EBITDA	123	122	0.8
FTE - Permanent	425	396	7.3
FTE - Contractors	14	48	(70.8)
FTE - Total	439	444	(1.1)

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    9

Performance

Retail

The XT mobile network grew to 467,000 connections at 31 December 2009. A strong focus for XT is to restore customer confidence levels which fell as a result of the outages. The impact of these outages will be felt in the second half of the financial year.

By the end of the half year, market share of broadband was stable at 57%, with 54% of new broadband customers signing up with Telecom Retail.

Refreshed ‘Total Home’ bundles were launched helping address home access churn while expansion of the ‘business hub’, with upgrades to broadband, and contracting customers helped reduce business access churn.

Next half year, Retail’s focus will be on increasing international calling volumes and marketing bundles for residential and business customers.

Key financials

•	Local service and calling revenue declines were partially offset by growth in broadband and mobile revenues.

•	The number of retail access lines at 31 December 2009 was 6.5% lower than at 31 December 2008.

•

XT network connections were 20.2% of total mobile connections at 31 December 2009. Of total mobile connections at 31 December 2009 of 2.310 million, 879,000 were postpaid and 1.431 million were prepaid.

•

Cellular roaming and mobile broadband revenues increased by 111% and 60% respectively in H1 FY10 compared with H1 FY09 as customers switched on to the extended capabilities of XT. The strong performance was partially o set by declines in traditional mobile voice revenues, primarily postpaid.

•	Declines in data revenues reflect downward trends in ISDN usage revenues from falling calling minutes and fewer customers.

•	Year-on-year growth in broadband connections was 11.8% mainly due to competitive bundling and customer service.

10    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Retail

•	Labour costs decreased by 2.4% to $81 million in H1 FY10 when compared with the prior comparative period.

Although FTE numbers were down on prior quarters, the current period reflects reduced capitalisation of staff-related costs.

	SIX MONTHS ENDED 31 DECEMBER
	2009 $M	2008 $M	CHANGE %
Operating revenues
Local service	345	367	(6.0)
Calling	170	190	(10.5)
Mobile	308	301	2.3
Data	11	13	(15.4)
Broadband and internet	142	135	5.2
IT services	10	8	25.0
Other operating revenue	9	10	(10.0)
Internal revenue	58	61	(4.9)

	1,053	1,085	(2.9)

Operating expenses
Labour	81	83	(2.4)
Other operating expenses	243	231	5.2
Internal expenses	556	575	(3.3)

	880	889	(1.0)

EBITDA	173	196	(11.7)

FTE - Permanent	2,036	2,158	(5.7)
FTE - Contractors	166	175	(5.1)
FTE - Total	2,202	2,333	(5.6)

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    11

Performance

Gen-i

Gen-i contracts increased by $93 million during H1 FY10 when compared to H1 FY09. IT solutions margin increased by 1.2% to 5.8% for the period when compared to the previous half year. Gen-i also has continued its focus on lowering costs.

We launched our ‘Cloud computing’ strategy with a portfolio of solutions designed to ensure clients get the best out of existing assets and new cloud opportunities. The focus on business mobility delivered results with revenue growth in mobile and increases in connections.

Next half year Gen-i will continue its focus on mobility and growth in the Australian mid market.

Key financials

TELECOMMUNICATIONS SOLUTIONS

•

Traditional voice and access revenues continued to reduce in line with industry trends as increased competition, regulation and technology drove pricing down. Local service revenues were down 16.1% to $52 million and calling revenues down 10.6% to $84 million in H1 FY10 compared to H1 FY09. Local service declines were caused by reductions in access prices and lines as customers consolidated their number of lines and used lower cost options.

•	Mobile revenue increased by $2 million in H1 FY10 when compared to the same comparable period because of increased interest in XT and new connections.

•

Customers moving to lower cost options and increased competition driving down pricing, with volumes remaining steady, saw data revenue for H1 FY10 decrease by 5.7% to $181 million compared with H1 FY09.

•	Labour costs reduced by 6.1% to $92 million in H1 FY10 when compared to H1 FY09 reflecting fewer contractors and progress of Gen-i’s cost-out programme.

•	In line with the decline in revenue, other operating expenses decreased by 8% to $80 million in H1 FY10 compared with H1 FY09.

•	Internal expenses declined by 5.3% to $232 million in H1 FY10 due to a corresponding reduction in the number of lines and volume of services purchased from Chorus and Wholesale.

12    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Gen-i

IT SOLUTIONS

•	Revenue declined by 5.1% to $225 million in H1 FY10 compared to H1 FY09 primarily because of a decline in procurement revenue in New Zealand.

•	Operating expenses were also driven down by the decline in procurement revenue, falling 6.2% to $212 million in H1 FY10.

•

Although FTEs increased slightly from H1 FY09 to H1 FY10, the mix has changed with 17.3% fewer contractors. Labour costs remained largely constant while managed services revenue has grown, which demonstrates the effectiveness of Gen-i’s cost-out programme.

•	Other operating expenses in H1 FY10 decreased 11.3% to $134 million compared to H1 FY09 primarily due to lower cost of sales from lower procurement revenues.

	SIX MONTHS ENDED 31 DECEMBER
	2009 $M	2008 $M	CHANGE %
Operating revenues
Local service	52	62	(16.1)
Calling	84	94	(10.6)
Mobile	98	96	2.1
Data	181	192	(5.7)
Broadband and internet	14	13	7.7
IT services	221	228	(3.1)
Resale	1	1	—
Other operating revenue	33	54	(38.9)
Internal revenue	32	31	3.2

	716	771	(7.1)

Operating expenses
Labour	167	172	(2.9)
Intercarrier costs	—	3	NM
Other operating expenses	214	238	(10.1)
Internal expenses	235	246	(4.5)

	616	659	(6.5)

EBITDA	100	112	(10.7)

FTE - Permanent	2,775	2,739	1.3
FTE - Contractors	200	277	(27.8)
FTE - Total	2,975	3,016	(1.4)

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    13

Performance

AAPT

AAPT’s EBITDA improved A$14 million to A$56 million comparing H1 FY10 with H1 FY09.

AAPT’s result was driven by a continued focus on cost management, including headcount reduction, and strong sales growth in Business and Wholesale.

Contracting consumer customers and continued new connections are driving reduction in churn.

AAPT launched Applications powered by Google, a suite of web-based tools for businesses providing flexibility and security in applications such as email, internal websites, video and document sharing.

Next half year will focus on continued cost reduction, driving growth through unlimited broadband plans and increasing consumers on contract.

Key financials

•

Operating revenues decreased in all main categories, (except data, which increased by 3.1% in H1 FY10) declining by 14.7% to A$458 million in H1 FY10. Revenue declines in the half-year were, however, stemmed through an improved product mix, favourable third party pricing, our on-net strategy and reduction in low margin Consumer customers.

•	Calling and resale revenue declines of A$33 million and A$27 million in H1 FY10 were primarily driven by a reduction in low margin customers.

•	Lower headcount was the main contributor to a decrease in labour costs in H1 FY10 of A$9 million to A$70 million when compared to the prior comparative period.

•

Intercarrier costs reduced by A$62 million to A$239 million in H1 FY10 when compared to the prior comparative period due to the reduction in lower margin revenue, cost savings from moving customers ‘on-net’ and a favourable commercial agreement with another operator.

14    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

AAPT

•

Other operating expenses reduced by A$9 million to $A68 million in H1 FY10 when compared to the prior comparative period. The reduction was driven by savings from transition to a Manila call centre, data storage cost savings, IT support contract renegotiation and lower bad debts, partially offset by increased marketing in Consumer and Business.

	SIX MONTHS ENDED 31 DECEMBER
	2009 A$M	2008 A$M	CHANGE %
Operating revenue and other gains
Local service	12	13	(7.7)
Calling	112	145	(22.8)
Interconnection	16	20	(20.0)
Mobile	13	16	(18.8)
Data	67	65	3.1
Broadband and internet	72	83	(13.3)
Resale	114	141	(19.1)
Other operating revenue	9	10	(10.0)
Internal revenue	43	44	(2.3)

	458	537	(14.7)

Operating expenses
Labour	70	79	(11.4)
Intercarrier costs	239	301	(20.6)
Other operating expenses	68	77	(11.7)
Internal expenses	25	38	(34.2)

	402	495	(18.8)

EBITDA	56	42	33.3
FTE - Permanent	1,166	1,331	(12.4)
FTE - Contractors	53	93	(43.0)
FTE - Total	1,219	1,424	(14.4)

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    15

Performance

Dividend

Telecom has declared an ordinary dividend of 6 cents per share (‘cps’) for the quarter ended 31 December 2009. No imputation credits will be attached to this dividend and consequently no supplementary dividend has been declared.

As previously advised, subject to there being no material adverse changes in circumstances or operating outlook, Telecom intends to pay dividends of 6 cps per quarter for the remainder of FY10. Telecom anticipates no imputation of dividends for FY10.

For FY11, Telecom anticipates partial imputation. However, this is highly sensitive to a number of factors. Telecom will update shareholders on imputation credits and the FY11 dividend policy in May 2010. To the extent that dividends are not fully imputed, the size of any supplementary dividend declared will be reduced on a pro-rata basis.

The payment dates for the Q2 FY10 dividend are as follows:

• New Zealand, Australia	12 March 2010

• New York	19 March 2010

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been retained. For the Q2 FY10 dividend there will be a 2% discount to the prevailing market price applied to ordinary shares issued under the Dividend Reinvestment Plan. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the Q2 FY10 dividend approved on 11 February 2010 is 26 February 2010.

16    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Financials

Income statement

FOR THE PERIOD ENDED 31 DECEMBER 2009

		SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
(DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)	NOTES	2009 UNAUDITED NZ$	2008 UNAUDITED NZ$	2009 AUDITED NZ$
Operating revenues and other gains
Local service		514	527	1,049
Calling		518	641	1,239
Interconnection		83	91	177
Mobile		426	420	822
Data		324	326	652
Broadband and internet		287	290	582
IT services		231	236	486
Resale		145	173	333
Other operating revenue		143	154	286
Other gains		—	—	12

		2,671	2,858	5,638

Operating expenses
Labour		(457)	(468)	(909)
Intercarrier costs		(493)	(638)	(1,239)
Asset impairments	3	—	(101)	(101)
Other operating expenses		(849)	(868)	(1,710)

Earnings before interest, taxation, depreciation and amortisation		872	783	1,679

Depreciation		(376)	(323)	(683)
Amortisation		(134)	(112)	(234)

Earnings before interest and taxation		362	348	762

Finance income		17	36	41
Finance expense		(102)	(132)	(242)
Share of associates’ losses		—	—	(1)
Earnings before income tax		277	252	560

Income tax expense	5	(34)	(89)	(160)

Net earnings for the period		243	163	400

Net earnings attributable to equity holders of the Company		242	162	398
Net earnings attributable to non controlling interest		1	1	2

		243	163	400

Basic net earnings per share (in cents)		13	9	22
Diluted net earnings per share (in cents)		13	9	22

Weighted average number of ordinary shares outstanding (in millions)		1,874	1,828	1,837

18    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Financials

Statement of changes in equity

FOR THE PERIOD ENDED 31 DECEMBER 2009

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
(DOLLARS IN MILLIONS)	2009 UNAUDITED $M	2008 UNAUDITED $M	2009 AUDITED $M
Equity at the beginning of the year	2,716	2,736	2,736
Change in accounting policy for the adoption of NZ IFRS 9 (Note 4)	(275)	—	—

Restated opening balance	2,441	2,736	2,736

Translation of foreign operations	(5)	91	76
Hedge of net investment	8	(71)	(69)
Reclassified to income statement on disposal of foreign operation	—	2	2
Revaluation of listed investments	31	(2)	12
Cash flow hedges	10	(17)	(48)

Total income/(loss) recognised directly in equity	44	3	(27)
Net earnings for the period	243	163	400

Total recognised comprehensive income	287	166	373

Dividends	(226)	(277)	(499)
Tax credit on supplementary dividends	—	19	19
Dividend reinvestment plan	72	24	79
Issuances of shares under employee share schemes	7	4	8

Equity at the end of the period	2,581	2,672	2,716

Total recognised comprehensive income for the period is attributable to:
Equity holders of the Company	286	165	371
Minority interests	1	1	2

	287	166	373

Equity consists of:
Contributed capital	1,464	1,328	1,384
Revaluation reserve	(232)	(2)	12
Foreign currency translation reserve	(21)	(11)	(24)
Hedge reserve	(31)	(10)	(41)
Deferred compensation	10	8	11
Retained earnings	1,386	1,353	1,369

Total equity attributable to equity holders of the Company	2,576	2,666	2,711
Minority interests	5	6	5
Total equity	2,581	2,672	2,716

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    19

Financials

Statement of financial position

AS AT 31 DECEMBER 2009

	31 DECEMBER		30 JUNE
(DOLLARS IN MILLIONS)	2009 UNAUDITED NZ$	2008 UNAUDITED NZ$	2009 AUDITED NZ$
ASSETS
Current assets:
Cash	296	310	261
Short-term derivative assets	1	39	2
Receivables and prepayments	683	888	781
Taxation recoverable	—	75	47
Inventories	101	86	97

Total current assets	1,081	1,398	1,188

Non-current assets:
Long-term investments	291	521	538
Long-term receivables	9	—	—
Long-term derivative assets	30	181	69
Intangibles	978	922	953
Property, plant and equipment	4,235	4,098	4,288

Total non-current assets	5,543	5,722	5,848

Total assets	6,624	7,120	7,036

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	868	950	1,021
Taxation payable	5	—	—
Short-term derivative liabilities	32	12	43
Short-term provisions	22	27	34
Debt due within one year	349	544	385

Total current liabilities	1,276	1,533	1,483

Non-current liabilities:
Deferred tax liability	180	156	186
Long-term derivative liabilities	431	333	343
Long-term provisions	27	19	27
Long-term debt	2,129	2,407	2,281

Total non-current liabilities	2,767	2,915	2,837

Total liabilities	4,043	4,448	4,320

Equity:
Share capital	1,464	1,328	1,384
Reserves	(274)	(15)	(42)
Retained earnings	1,386	1,353	1,369

Total equity attributable to equity holders of the Company	2,576	2,666	2,711
Non-controlling interest	5	6	5

Total equity	2,581	2,672	2,716

Total liabilities and equity	6,624	7,120	7,036

20    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Financials

Statement of cash flows

FOR THE PERIOD ENDED 31 DECEMBER 2009

		SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
(DOLLARS IN MILLIONS)	NOTE	2009 UNAUDITED NZ$	2008 UNAUDITED NZ$	2009 AUDITED NZ$
Cash flows from operating activities
Cash received from customers		2,716	2,814	5,652
Interest income		12	44	36
Payments to suppliers and employees		(1,870)	(2,046)	(3,966)
Income tax (paid)/refunded		12	(38)	(40)
Interest paid on debt		(97)	(123)	(213)
Dividend income		45	41	82

Net cash flow from operating activities	2	818	692	1,551
Cash flows from investing activities
Sale of property, plant and equipment		—	1	17
Sale of long-term investments		6	2	2
Purchase of property, plant and equipment and intangibles		(570)	(680)	(1,277)
Purchase of subsidiary companies		—	(6)	(6)
Capitalised interest paid		(10)	(9)	(18)

Net cash flow from investing activities		(574)	(692)	(1,282)
Cash flows from financing activities
Proceeds from long-term debt		—	400	400
Repayment of long-term debt and related derivatives		—	(700)	(744)
Settlement of derivatives		2	(92)	(77)
Proceeds from/(repayment of) short-term debt, net		(40)	94	(39)
Dividends paid		(153)	(253)	(420)

Net cash flow from financing activities		(191)	(551)	(880)
Net cash flow		53	(551)	(611)
Opening cash position		261	779	779
Foreign exchange movement		(18)	82	93

Closing cash position		296	310	261

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    21

Financials

NOTES TO THE

Summarised financial statements

Note 1:

FINANCIAL STATEMENTS

Subject to the changes in accounting policies noted below, these summarised financial statements have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in the Company’s Annual Report for the year ended 30 June 2009 and the condensed consolidated financial statements for the six months ended 31 December 2009, which are available at: investor.telecom.co.nz. These summarised financial statements for the six months ended 31 December 2009 are unaudited and are expressed in New Zealand dollars, which is the Company’s functional currency. References in these summarised financial statements to ‘$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These summarised financial statements have been extracted from the Company’s condensed consolidated financial statements for the six months ended 31 December 2009, which should be read in conjunction with these financial statements.

Change In Accounting Policies

The following material change in accounting policies have been applied in the preparation of these summarised financial statements.

NZ IAS 1 ‘Presentation of Financial Statements (revised 2007)’ (‘IAS 1’)

Telecom has adopted IAS 1 with effect from 1 July 2009. The revised Standard has introduced a number of terminology changes (including revised titles for the summarised financial statements) and has resulted in a number of changes in presentation and disclosure. The revised Standard has had no impact on the reported results or financial position of Telecom.

NZ IFRS 3 ‘Business Combinations (revised 2008)’ (‘IFRS 3’) and NZ IAS 27 ‘Consolidated and Separate Financial Statements (amended 2008)’ (‘IAS 27’)

These revised standards have been adopted prospectively from 1 July 2009, but have had no impact on the summarised financial statements.

22    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Financials

NOTES TO THE

Summarised financial statements—(Continued)

NZ IFRS 9 ‘Financial Instruments’ (‘IFRS 9’)

Telecom has elected to early adopt Part 1 of IFRS 9 (and its accompanying amendments to other existing NZ IFRS standards) with date of initial application of 31 December 2009. IFRS 9 applies only to financial assets. IFRS 9 specifies that financial assets should be measured at either amortised cost or fair value on the basis of both Telecom’s business model for managing the financial asset and the asset’s contractual cash flows. Consequently, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison Telecommunications Australia Limited (‘Hutchison’) and in TMT Ventures (‘ TMT’), at fair value.

Note 2:

RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
(DOLLARS IN MILLIONS)	2009 UNAUDITED NZ$	2008 UNAUDITED NZ$	2009 AUDITED NZ$
Net earnings for the period	243	163	400
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	510	435	917
Bad and doubtful accounts	10	17	29
Increase/(decrease) in deferred income tax	(9)	(7)	33
Share of associates’ losses	—	—	1
Asset impairments	—	101	121
Other	2	(7)	(54)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	88	(7)	101
Decrease/(increase) in inventories	(4)	(30)	(41)
Decrease/(increase) in tax recoverable	55	61	87
Decrease in accounts payable and related items	(77)	(34)	(43)

Net cash flows from operating activities	818	692	1,551

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    23

Financials

NOTES TO THE

Summarised financial statements—(Continued)

Note 3:

ASSET IMPAIRMENTS

	SIX MONTHS ENDED 31 DECEMBER		YEAR ENDED 30 JUNE
(DOLLARS IN MILLIONS)	2009 UNAUDITED NZ$	2008 UNAUDITED NZ$	2009 AUDITED NZ$
Impairment of Australian Operations	—	68	68
Impairment on existing mobile network equipment	—	33	33
Impairment of other network equipment	—	20	20
Settlement from supplier of the equipment	—	(20)	(20)
	—	101	101

Australian Operations

In the prior period there was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. Prior to this, the recoverable amount of the Group’s Australian Operations had been determined to exceed its carrying value based on forecasts at those times. Management’s assessment at that time of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for that financial year and lower growth rates for future years arising from economic and competitive conditions.

The recoverable amount of the Australian Operations was determined based on value in use. The pre-tax discount rate applied in this assessment was 12.4%.

Mobile network equipment

In the prior period, a non-cash impairment charge of $33 million was recognised to provide for certain mobile network telecommunications equipment following the decision to implement WCDMA 850MHz technology for Telecom’s new XT mobile network.

24    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Financials

NOTES TO THE

Summarised financial statements—(Continued)

Note 4:

FINANCIAL ASSET ADJUSTMENTS TO FAIR VALUE

Telecom has elected to early adopt Part 1 of IFRS 9 with a date of initial application of 31 December 2009. Consequently, Telecom now measures certain financial assets that were previously held at cost, being its investment in Hutchison and in TMT, at fair value. Telecom has chosen to measure the fair value of Hutchison under IFRS 9 using the observable market share price.

On 1 July 2009 this resulted in a change in the carrying value of Telecom’s investments in Hutchison and TMT from $471 million to $196 million. The $275 million adjustment was recognised as an adjustment to opening equity on 1 July 2009, as allowed under IFRS 9. A $24 million increase in fair value of these investments was recognised in other comprehensive income, within equity during the six months ended 31 December 2009.

Note 5:

TAX

At the date of these summarised financial statements a draft tax bill had been introduced in Parliament, which if enacted as currently worded, may reduce the value of certain tax credits recognised in the six months ended 31 December 2009.

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    25

Financials

NOTES TO THE

Summarised financial statements—(Continued)

Note 6:

OTHER FINANCIAL INFORMATION

Net tangible assets per security

NET TANGIBLE ASSETS PER SECURITY
	31 DECEMBER 2009	31 DECEMBER 2008
Net tangible assets per security	$0.85	$0.95

Details of Associate Companies

EQUITY ACCOUNTED ASSOCIATES AND JOINT VENTURE ENTITIES	PERCENTAGE OF OWNERSHIP INTEREST HELD AT END OF PERIOD		CONTRIBUTIONS TO NET PROFIT $M
	31 DECEMBER 2009	31 DECEMBER 2008	31 DECEMBER 2009	31 DECEMBER 2008
Pacific Carriage Holdings Limited	50%	50%	—	—
Southern Cross Cables Holdings Limited	50%	50%	—	—
Community Telco Australia Pty Limited	50%	50%	—	(1)
Yahoo! Xtra New Zealand Limited	49%	49%	—	1

26    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009

Inquiries

Shareholder inquiries

Shareholders with inquiries about transactions, address changes or dividend payments should contact Telecom’s share registries.

New Zealand Registry

Computershare Investor Services Limited
Private Bag 92119
Auckland 1142

Phone:	0-9-488 8777

Fax:	0-9-488 8787

NZ Toll Free:	0800 737 100

Email: enquiry@computershare.co.nz

Website: www.computershare.com

United States Registry

Details for Depositary Receipts, Transfer Agent, and Registrar
The Bank of New York
101 Barclay Street
New York, NY 10286
United States

Phone (US):	1-888-BNY-ADRs

Phone (non-US):	1-610 382 7833

Website:	www.adrbny.com

Please note that no email address or fax number is provided. Inquiries can be submitted directly via the website.

Australian Registry

Computershare Investor Services Pty Limited
GPO Box 7045, Sydney
NSW 2001,
Australia

Phone:	0-2-8234 5000

Freephone:	1 800 501 366

Fax:	0-2-8234 5050

Email:

sydney.services@computershare.com.au

Website: www.computershare.com

Shareholder inquiries about Telecom’s operating and financial performance should be emailed to: investor-info@telecom.co.nz or addressed to:

Investor Relations

General Manager
Investor Relations
Telecom New Zealand
Private Bag 92028,
Auckland, 1142
New Zealand

Contact phone numbers

Australia		800	123	350
Canada	1	800	280	0398
Hong Kong		800	962	867
New Zealand	0	800	737	500
Singapore		800	641	1013
United Kingdom	0	800	960	283
United States	1	800	208	2130

Go to our investor centre at:

www.investor.telecom.co.nz

HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009    27

Disclaimer

Disclaimer

Forward-looking statements

This report includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this report. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the 2010 second quarter media release and management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2009 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom’s results are reported under International Financial Reporting Standards (‘IFRS’). The non-GAAP financial measures used in this report include:

1.	Earnings before interest, tax, depreciation and amortisation (‘EBITDA’). Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income.

2.	Average revenue per user (‘ARPU’). Telecom calculates ARPU as mobile voice and data revenue for the period divided by an average number of customers for the period. This is then divided by the number of months in the period to express the result as a monthly figure.

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

28    HALF YEAR REPORT | FOR THE PERIOD ENDED 31 DECEMBER 2009